(AIG Letterhead)
September 28, 2011

VIA EDGAR CORRESPONDENCE
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K Filed September 13, 2011 File No. 001-08787
Dear Mr. Riedler:
     We are in receipt of your letter dated September 22, 2011, with respect to American International Group, Inc.’s (“AIG”) Current Report on Form 8-K filed on September 13, 2011 (“Form 8-K”). This letter sets forth AIG’s response to the Staff’s comment contained in your letter.
     AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     We have repeated your comment below to facilitate your review.
Exhibit 5.1
1.	Sullivan & Cromwell LLP states in their legal opinion that they “have assumed that the Indenture has been duly authorized.” It is inappropriate for counsel to include assumptions that are too broad, that “assume away” the issue or that assume any of the material facts underlying the opinion. Accordingly, please amend your Form 8-K to file a revised legal opinion that does not include the assumption that the Indenture has been duly authorized.

Mr. Jeffrey Riedler	-2-
Securities and Exchange Commission
AIG Response
     The Sullivan & Cromwell LLP opinion contains an assumption that “the Indenture has been duly authorized, executed and delivered by the Trustee” (emphasis added). This assumption relates only to the actions of the Trustee, not to actions of AIG. Such an assumption is fully consistent with customary legal opinion (and Exhibit 5 opinion) practice, and has been accepted by the Staff on many previous occasions. Consequently, and consistent with our telephonic discussion with the Staff, we believe no change is warranted in response to your comment.
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     If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Deputy General Counsel